December 16, 2009

Via Edgar and Federal Express
Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3030

Re:	Helix Wind, Corp.
Form 10-Q for the Quarterly Period Ended September 30, 2009
(File No. 000-52107)

Dear Ms. Tillan:

We hereby submit a response to the letter of comment, dated December 10, 2009 (“Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-Q for the Quarterly Period Ended September 30, 2009.

The Company’s responses are numbered to correspond to the numbering in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety. We are also sending courtesy copies of this letter to you by Federal Express.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Financial Statements, page 3

Note 5, Debt, page 13

Comment No. 1:

We note that you continue to reflect your notes, net of discount, at zero as of September 30, 2009.  While your disclosure states that you are amortizing the discount using the effective interest method, we also note your disclosure that there were no amortization expenses in the current period.  Please explain to us how you are applying the effective interest method and show us the annual amortization expense you expect to record on each of the notes for the next five years and thereafter.

1	Helix Wind. 1848 Commercial St. San Diego, CA 92113. P. 619.501.3932 f.619.330.2627

Response:

The Company is amortizing its debt discount using the effective interest method.  The Company has not reflected any amortization expense in the current period in our recent filings since the amortization amounts have not been material to the financial statements.  To apply the effective interest method of amortizing our debt discount, we determined the implicit (or effective) interest rate for each of our outstanding convertible notes payable.

The Company will recognize interest charges in relation to the amortization of our debt discount over the term of the convertible notes (3 years) as follows:

		AMORTIZATION
	Balance	Year 1	Year 2	Year 3
Exchange Notes	2,209,347	129	16,833	2,192,385
Reverse Merger Notes	200,000	57	3,360	196,583
Other Convertible Notes	75,000	41	1,736	73,222
New Convertible Notes	1,920,365	692	33,182	1,886,490
Total	4,404,712	920	55,112	4,348,680

Comment No. 2:

Please tell us and in future filings please disclose the significant assumptions used to value the derivative liability related to the conversion feature of the notes.  We note that the sentence preceding the table on page 16 refers only to the warrants.  Please ensure that the amounts shown for each term of the valuation used for the warrants as shown in Notes 5 and 6 are consistent.

Response:

The Company used the following assumptions in the valuation of the embedded conversion features:

Weighted- average volatility	59% - 75%
Expected dividends	0.0%
Expected term	3 to 5 years
Risk-free rate	1.32% to 2.95%

2	Helix Wind. 1848 Commercial St. San Diego, CA 92113. P. 619.501.3932 f.619.330.2627

The warrants were issued concurrently with the related notes payable and since the Company used the same valuation method (Black-Scholes Option Pricing Method) for both the embedded conversion feature and the warrants, the assumptions would be the same.  The Company will ensure in future filings that there is clear and concise disclosure relating to the assumptions for both the warrants and embedded conversion features.

We hope the foregoing adequately responds to the Commission’s comments regarding the Company’s filings. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (619)990-2789.

Very truly yours, /s/ Kevin Claudio Kevin Claudio Chief Financial Officer

3	Helix Wind. 1848 Commercial St. San Diego, CA 92113. P. 619.501.3932 f.619.330.2627